Exhibit 99.2

Explanation of Responses:

(i) The Common Stock and Series A Convertible Preferred Stock is owned directly by King Street Capital, L.P. or King Street Capital Master Fund, Ltd, as indicated. King Street Capital Management GP, L.L.C. is the general partner of King Street Capital Management, L.P. (formerly King Street Capital Management, L.L.C.), the investment manager of King Street Capital, L.P., King Street Capital, Ltd. and King Street Capital Master Fund, Ltd. King Street Capital, Ltd. is the feeder fund for King Street Capital Master Fund, Ltd. King Street Master Advisors, L.L.C. is the sole shareholder of King Street Capital Master Fund, Ltd. and has supervisory power over King Street Capital Management, L.P. with respect to its role as the investment manager of King Street Capital Master Fund, Ltd.

(ii) The Series A Convertible Preferred Stock has no expiration date. However, the Issuer may redeem the Series A Convertible Preferred Stock after December 13, 2009 if the daily closing price per share of its common stock exceeds 130% of $16.12 for 20 consecutive trading days ending on the date before the mailing of a redemption notice.

(iii) The number of shares of common stock into which each share of Series A Convertible Preferred Stock may be converted will be determined by dividing $1,000 (plus any accrued and unpaid dividends as of the date of conversion) by the applicable conversion price. The Series A Convertible Preferred Stock accrue dividends at a rate of 8% per annum. As of January 13, 2008, the shares of Series A Convertible Preferred Stock owned directly by King Street Capital, L.P. were convertible into 64,622 shares of Common Stock and the shares of Series A Convertible Preferred Stock owned directly King Street Capital Master Fund, Ltd. were convertible into 138,234 shares of Common Stock.

(iv) The conversion price is subject to adjustment on a weighted-average basis in the event that the Issuer issues additional shares of common stock or common stock equivalents at a purchase price less than the then applicable conversion price, subject to certain exceptions. The conversion price is also subject to adjustment under certain other circumstances set forth in the Certificate of Designations governing the Series A Convertible Preferred Stock.

(v) Each of the reporting person and the joint filers disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the reporting person or any joint filer is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended or for any other purpose.